FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2004
Commission File Number __________________________________________

Ducati Motor Holding S.p.A.
(Translation of registrant’s name into English)

Via Cavalieri Ducati, 3 Bologna 40132 ITALY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]            Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]            No [  ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ducati Motor Holding S.p.A. (Registrant)

By: Fabrizio Nari (Signature)*

Date 31 July 2004
* Print the name and title of the signing officer under his signature.

Fabrizio Nardi
Investor Relations
Ducati Motor Holding S.p.A.

THE DUCATI MOTOR HOLDING OFFER FOR THE ACQUISITION OF THE

MAJORITY STAKE OF THE APRILIA GROUP REMAINS UNCHANGED

Bologna, July 31, 2004 - Ducati Motor Holding S.p.A. (NYSE: DMH, Borsa Italiana S.p.A: DMH), takes note of the decision of the Aprilia Board of Directors, taken on July 31 2004, not to extend the exclusivity and not to agree to the proposal, presented by Ducati on July 30 2004 in accordance with the terms of the sale process - aimed at guaranteeing the continued operations of the Aprilia company for the period necessary to complete the acquisition of the group.

Ducati will not modify its offer, which therefore remains valid. It reserves the right to protect its interests in the appropriate ways.

“We are certain that we have respected, in the form and the substance, the process and the procedures requested by the Aprilia advisors — commented Federico Minoli, President and CEO of Ducati Motor Holding. We are strongly convinced that our offer reflects the true value of the Aprilia Group and that it offers guarantees for all stakeholders involved in the transaction. For this reason we do not intend to modify our offer and we will leave the possibility of further evaluation up to the advisors.”

        Founded in 1926, Ducati builds racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. The Company produces motorcycles in five market segments which vary in their technical and design features and intended customers: Superbike, Supersport; Monster, Sport Touring and Multistrada. The Company's motorcycles are sold in more than 60 countries worldwide, with a primary focus in the Western European, Japan and North American markets. Ducati has won twelve of the last fourteen World Superbike Championship titles and more individual victories than the competition put together. For more information about the Company, please visit our web site at http://www.ducati.com

        This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, as described in documents previously filed by the Company with CONSOB and with the U.S. Securities and Exchange Commission For further information, please contact:

For further information, please contact:

Francesco Rapisarda Communications Director Ducati Motor Holding S.p.A. Via Cavalieri Ducati, 3 Bologna 40132 Italia	Fabrizio Nardi Investor Relations Ducati Motor Holding S.p.A. Via Cavalieri Ducati, 3 Bologna 40132 Italia

Centralino: +39 051 6413111 Diretto: +39 051 6413617 e-mail : Francesco.rapisarda@ducati.com.	Diretto : + 39 051 6413213 e-mail: IR@ducati.com